

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

December 5, 2005

Ms. Katie Fung
Chief Financial Officer
Peak International Ltd.
38507 Cherry Street
Unit G, Newark, California 94560

> **RE: Form 10-K for the Fiscal Year ended March 31, 2005**
> **Forms 10-Q for the Fiscal Quarters ended June 30, 2005 and**
> **September 30, 2005**
> **File No. 0-29332**

Dear Ms. Fung:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended March 31, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 7. Management's Discussion and Analysis

Overview

2. You state that in March 2005 you exited the shipping tube business. Please tell us how you determined it was not appropriate to report the exiting of this business as discontinued operations in accordance with SFAS 144.

Item 9A – Controls and Procedures, page 33

3. Please tell us how you were able to conclude that disclosure controls and procedures were effective at March 31, 2005, June 30, 2005, and September 30, 2005 given the following:

   - You discovered discrepancies in the computation and withholding of taxes and social insurance contributions during the third quarter of 2005 for a factory in Shenzhen, and the Peoples Republic of China tax authorities began an investigation into the withholding and payment of taxes at your factory in Shenzhen;
   - As a result of a general review of controls and procedures, you noted additional areas for improvement in the internal controls of the factory in Shenzhen; and
   - You were unable to file your quarterly report for the quarter ended December 31, 2004 and were subsequently delisted from the Nasdaq National Market.

4. You state that your main production facility in Shenzhen is operated pursuant to a processing agreement with an unaffiliated PRC company that obligates it to provide all of the personnel for the operation of your facilities and to render assistance in dealing with matters relating to the import of raw materials and the export of your products. While you do not believe you are contractually obligated under the terms of the agreement to pay these amounts, you have accrued $1.3 million as additional manufacturing costs for the third fiscal quarter of 2005. You also state that you performed a general review of the factory's controls and procedures and noted additional areas for improvement in the factory's internal controls. You have been addressing these issues at the factory and are committed

to effectively improve the internal controls at the factory as expeditiously as possible. In light of the above, please tell us how you account for the processing agreement. It is not clear whether amounts related to the factory are reflected on your financial statements. If not, please help us understand why this is not appropriate. Please also provide us with a summary of your rights and obligations pursuant to the agreement.

5. Please amend your Form 10-K for the year ended March 31, 2005 to state in clear and unqualified language the conclusions reached by your chief executive officer and chief financial officer on the effectiveness of your disclosure controls and procedures as of March 31, 2005. You should not state that your disclosure controls and procedures are effective subject to limitations. See Question 5 of our Frequently Asked Questions on Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports dated October 6, 2004.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

6. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling and marketing expenses and general and administrative expenses line items. Please also tell us whether you include purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

   - in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
   - in MD&A that your gross profit margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit margin, including them instead in another line item, such as selling and marketing expenses and general and administrative expenses.

Note 10 – Cost of Goods Sold, page F-15

7. Given the inventory reserves recorded during 2005, please disclose how you determine that recycled inventory is stated at the lower of cost or market value. Please also disclose the specific facts and circumstances that occurred during the period that led you to believe it was necessary to record these reserves.

(j) Foreign currency translation, page F-9

8. Given that you state that you use the United States dollar as your functional and
    reporting currencies, it is not clear why foreign currency translation amounts are
    reported in accumulated other comprehensive (loss) income. Please refer to
    paragraph 13 of SFAS 52.

Note 14 – Income Tax Benefit (Expense), page F-17

9. Other items comprise (18.8%) and (31.7%) of the reconciling items between
    reported income tax expense and the statutory income tax rate in 2004 and 2005.
    Rule 4.08(h) of Regulation S-X requires the disclosure of all reconciling
    differences greater than 5%. Please disclose all reconciling items greater than 5%
    and the nature and effect of any significant matters affecting the comparability of
    information for all periods presented that are not evident. Please refer to
    paragraph 47 of SFAS 109.

Note 18 – Commitments and Contingencies, page F-21

10. You disclosed that in April 2005 the PRC tax authorities began an investigation
    into the withholding and payment of income taxes by the factory in Shenzhen.
    The amount of potential taxes, accrued interest and penalties related to this
    investigation could be substantial. You also disclosed that since the outcome of
    this investigation could not be predicted that you had not recorded any impact of
    this investigation in your financial statements. In Item 9A you state that you
    accrued $1.3 million for discrepancies in the computation and withholding of both
    taxes and social insurance contributions related to this factory. Please clarify your
    disclosure to address whether these matters are related, and how you determined it
    was appropriate to record an accrual for one matter and not for the other. In
    addition, if there is a reasonable possibility that a loss exceeding amounts already
    recognized may have been incurred and the amount of that additional loss is
    material, please disclose the estimated additional loss, or range of loss, or state
    that such an estimate cannot be made as required by paragraph 10 of SFAS 5.

Note 21 – Segment Information, page F-22

11. It appears that you believe you have one operating segment in accordance with SFAS 131. Given the different industries that you serve, please tell us how you determined you have one operating segment in accordance with paragraph 10 of SFAS 131. If you have aggregated operating segments, please explain to us how these operating segments met the aggregation criteria of paragraph 17 of SFAS 131.

12. Given the broad range of your products, please provide the enterprise-wide product disclosures for each group of similar products required by paragraph 37 of SFAS 131.

Form 10-Q for the period ended September 30, 2005

General

13. Please address the comments above in your interim filings as well.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

14. Your gross profit decreased from $8,118,000 for the six months ended September 30, 2004 to $2,352,000 for the six months ended September 30, 2005, a change in gross profit of $5,766,000. You discussed that cost of goods sold and gross profit decreased due to severance payments of $400,000 and the successful recycling of $200,000 of materials, the cost of which you had recognized in a prior period. However, you did not discuss the impact of lower sales of approximately $2,540,000 on gross profit and other factors that account for the total change in gross profit of $5,766,000. Please also clarify why you believe the recycling costs of $200,000 recognized in a prior period are useful in explaining the decline in gross profit in the current period.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Branch Chief